UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42020

MAREX GROUP LIMITED
(Translation of registrant’s name into English)

Crawford House 50 Cedar Avenue Hamilton, HM 11 Bermuda +1 441-295-6500
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Earnings Results

On August 12, 2026, Marex Group Limited (the “Company”) issued a press release titled “Marex Group Limited announces second quarter 2026 results” and the Condensed Consolidated Financial Statements for Marex Group plc for the six months ended June 30, 2026. A copy of the press release is furnished as Exhibit 99.1 herewith and a copy of the Condensed Consolidated Financial Statements is furnished as Exhibit 99.2 herewith.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press release dated August 12, 2026 titled “Marex Group Limited announces second quarter 2026 results”
99.2	Condensed Consolidated Financial Statements for Marex Group plc for the six months ended June 30, 2026

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: August 12, 2026	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer